[PENSKE AUTOMOTIVE GROUP, INC. LETTERHEAD]
January 5, 2009
Robert W. Errett, Esq.
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Penske Automotive Group, Inc. 2007 Form 10-K, 2008 Proxy Statement and 2008 Forms 10-Q File No. 001-12297
Dear Mr. Errett:
          As discussed with you, Penske Automotive intends to file its response to the Comment Letter received on December 24, 2008 on or before Monday, January 19, 2009, in part due to the recent holidays. Please feel free to call me with any questions at (248) 648-2560. Thank you for your attention to this matter.
Very truly yours,
/s/ Shane M. Spradlin
Shane M. Spradlin

cc:	Bob O’Shaughnessy, Penske Automotive Chief Financial Officer